Exhibit 12

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Year Ended March 31,
	2015	2014	2013
Net investment income	$19,897	$19,307	$16,488
Add: fixed charges and preferred dividends	8,789	5,949	4,768
Less: preferred dividends	(3,921)	(2,850)	(2,850)

Net earnings	$24,765	$22,406	$18,406
Fixed charges and preferred dividends:
Interest expense	3,539	2,075	1,127
Amortization of deferred financing fees	1,329	1,024	791
Preferred dividends	3,921	2,850	2,850

Total fixed charges and preferred dividends	$8,789	$5,949	$4,768
Ratio of net earnings to combined fixed charges and preferred dividends	2.8	3.8	3.9

The calculation of the ratio of net earnings to combined fixed charges and preferred dividends is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.